UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                     May 8,
2019


  Charles W. Griege, Jr.
  Roaring Blue Lion Capital Management, L.P.
  8115 Preston Road, Suite 550
  Dallas, TX 75225-6307

          Re:     HomeStreet, Inc.
                  PREC14A filed by Roaring Blue Lion Capital Management, L.P., et al.
                  Filed May 7, 2019
                  File No. 001-35424

  Dear Mr. Griege:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and/or any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. Please confirm that the "Excluded Company Nominees" have yet to be determined, and when the identity of the individuals are known, that the brackets will be removed and replaced with the names of director candidates.

  2. Please advise us, with a view toward revised disclosure, how the participants have complied with or intend to comply with Rule 14a-4(d)(4)(ii).

  3. Please revise the statement on page 3 regarding the potential use of discretionary authority so that it conforms to the standards codified at Rule 14a-4(c)(3) given that the meeting date does not appear to have been scheduled as of yet and matters may still become known in advance.

  4. As reflected in Item 7 of Schedule 14A, a registrant, as defined in Rule 14a-1, may have a nomination procedure that it administers and interprets. The disclosure in the proxy statement acknowledges that shareholders of HomeStreet still have a right to nominate directors. Please provide us with the factual foundation to support the assertion that the
     "Board has used the corporate machinery to try to impede our rights as shareholders." Refer
 Charles W. Griege, Jr.
May 8, 2019
Page 2

   to Note b. of Rule 14a-9. Alternatively, please remove the implication that the registrant has attempted to prevent the lawful exercise of any of the suggested shareholder rights.

Proposal 1 | Election of Directors, page 9

5. Please provide us with a brief legal analysis in support of the representation that the proxy holders will be authorized to vote for substitute nominees, if needed, given the participants'
   earlier characterization of the nominating process and procedures. Please specifically address whether or not any timeframe memorialized in any advance notice bylaw is required to be satisfied and has been or will be satisfied.

Proposal 5 | Declassify the Board, page 16

6. Given that Item 19 requires the registrant to disclose "the general effect of such amendment,"
   and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general effect such an amendment, if approved, could have in the takeover context, of advise.

What are "broker non-votes" and what effect do they have on the Proposals?, page 22

7. Please advise us of the legal basis upon which the participants have relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-
   votes" will still exist. See Item 21(b) of Schedule 14A.

8. Please advise us of the legal basis upon which the participants have relied to conclude that banks and nominees other than brokers are unable to use discretionary authority to vote on non-routine matters. Please also advise us how a vote from a non-broker could still be considered a "broker non-vote" within the meaning of Item 21 of Schedule
14A.

Where can I find additional information concerning HomeStreet?, page 23

9. Please revise to more explicitly refer to the specific line items within
Schedule 14A that the
   participants have seemingly sought to satisfy by referencing HomeStreet's proxy statement in reliance upon Rule 14a-5(c). At present, the disclosure only states that "[s]uch disclosure includes", thereby implying that the participants are relying upon other of the registrant's disclosures in order to satisfy their disclosure obligations within Schedule 14A.

                                         *      *       *
 Charles W. Griege, Jr.
May 8, 2019
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions


cc: Ele Klein, Esq.